UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tower Bancorp, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

891-709-10-7

(CUSIP Number)

October 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891-709-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First National Bank of Greencastle Employees’ Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 86,215

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 86,215

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,215

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Tower Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Center Square Greencastle, Pennsylvania 17225

Item 2.
	(a)	Name of Person Filing First National Bank of Greencastle Employees’ Stock Ownership Plan
	(b)	Address of Principal Business Office or, if none, Residence Center Square, Greencastle, PA 17225
	(c)	Citizenship Commonwealth of Pennsylvania
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 891-709-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 86,215.
	(b)	Percent of class: 5.0%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote 86,215.
		(iii)	Sole power to dispose or to direct the disposition of 0.
		(iv)	Shared power to dispose or to direct the disposition of 86,215.

Item 5.	Ownership of Five Percent or Less of a Class N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Participants in the First National Bank of Greencastle Employees’ Stock Ownership Plan have the individual right to withdraw shares of stock, or the proceeds therefrom, from the plan in accordance with and subject to the terms and conditions of the plan.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2005
Date
/s/ Franklin T. Klink, III
Signature
Franklin T. Klink, III, Treasurer
Name/Title